MN 55133-3428 USA 3-2204 gmlarson@mmm.com
Gregg M. Larson Vice President, Deputy General Counsel and Secretary	3M Legal Affairs Office of General Counsel	P.O. Box 33428 St. Paul, MN 55133-3428 USA Phone: (651) 733-2204 Email: gmlarson@mmm.com

May 12, 2017

Kevin J. Kuhar, Accounting Branch Chief

Office of Electronics and Machinery

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:      3M Company

Form 10-K for  the Fiscal Year Ended December 31, 2016

Filed February 9, 2017

File No. 001-03285

Dear Mr. Kuhar:

We refer to your letter dated May 2, 2017 commenting on the disclosures contained in 3M Company’s (“3M” or the “Company”) Annual Report on Form 10-K for the year ended December 31, 2016 filed with the Securities and Exchange Commission on February 9, 2017. For your convenience, we have repeated each of the staff’s comments below in italics and have numbered each comment and our response thereto to correspond to the numbers assigned to the comments in your letter.

1.

In the bullet-point discussions of the changes in your fourth quarter business segment and geographic sales, you discuss only the change in organic local-currency sales, a non-GAAP measure, without also discussing the change in the comparable GAAP sales. We note similar discussions in the second paragraph on page 20 for the 2016 business segment sales and within the fourth paragraph of your earnings release in the Form 8-K dated April 25, 2017. These presentations appear to give greater prominence to the non-GAAP measures than to the comparable GAAP measures, which are inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next filing.

Thank you for your comment in regards to giving equal or greater prominence to comparable GAAP measures as referenced in Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Management considered this guidance when it prepared and filed its Quarterly Report on Form 10-Q dated May 3, 2017, and Current Report on Form 8-K dated May 4, 2017 (which updates 3M’s 2016 Annual Report on Form 10-K). These filings are hereafter referred to as the “Subsequent Filings”.

In Subsequent Filings, 3M’s reported total sales change is discussed prior to the organic local-currency sales change component for business segments and geographic areas. In addition, 3M included additional commentary regarding total sales change for both business segment and geographic area results for years 2016 and 2015, which precede discussion of organic local-currency sales change. See Appendix 1 and 2 for details. The Company also added total sales change detail in the table within the “Sales and operating income by geographic area” section on page 51 within Management’s Discussion and Analysis of 3M’s Quarterly Report on Form 10-Q dated May 3, 2017. See Appendix 3 for details.

In addition, 3M will ensure that total sales change detail will precede discussion of organic local-currency sales change information by business segment and geographic area in future earnings releases furnished on Form 8-K.

The Company believes that providing total sales change information (including total sales change detail by business segment and geographic area) prior to organic local-currency sales change detail addresses the principle of equal or greater prominence of GAAP measures contained in Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

2.

Please revise future filings to provide a discussion of the reasons why management believes the presentation of each non-GAAP measure, including the measures Net Debt and Free Cash Flows presented on page 48, provides useful information to investors regarding your financial condition and results of operations. Please refer to the guidance in Item 10(e)(1)(i)(C) of Regulation S-K.

3M referred to the guidance of Item 10(e)(1)(i)(C) of Regulation S-K as it prepared and filed the Subsequent Filings. As a result, these filings further describe why management believes certain non-GAAP measures are useful to investors. 3M believes these disclosures, highlighted in Appendix 4 and 5, align with the guidance of Regulation S-K.

If you have any questions or comments with respect to the above, please call me at 651-733-2204.

Sincerely,

/s/ Gregg M. Larson

Gregg M. Larson

cc: Nick Gangestad

Appendix 1

Source – Pages 24 and 25 of 3M’s Current Report on Form 8-K dated May 4, 2017 that updates 3M’s 2016 Annual Report on Form 10-K

Fourth-quarter 2016 sales and operating income results:

Sales change summary by business segment:

From a business segment perspective, 3M achieved both total sales growth and organic local-currency sales growth (which includes organic volume and selling price impacts) in Industrial, Safety and Graphics, and Health Care, with declines in Consumer and Electronics and Energy.

•

In Industrial, total sales increased 2.9 percent. Organic local-currency sales increased 4.5 percent, divestitures reduced sales by 0.8 percent, and foreign exchange translation also reduced sales by 0.8 percent. Organic local-currency sales growth was led by automotive and aerospace solutions, advanced materials, separation and purification, and automotive aftermarket.

[SIMILAR ADDITIONAL DISCUSSION IS PROVIDED FOR EACH OF THE REMAINING BUSINESS SEGMENTS]

Sales change summary by geographic area:

From a geographic area perspective, fourth quarter 2016 total sales and organic local-currency sales both increased in Latin America/Canada, Asia Pacific, and the United States. Total sales and organic local-currency sales both declined in EMEA.

•

In Latin America/Canada, total sales increased 2.5 percent. Organic local-currency sales increased 4.1 percent, divestitures reduced sales by 0.2 percent, and foreign currency translation reduced sales by 1.4 percent. 3M saw organic local-currency sales growth in four of its five business segments, led by Health Care. Total sales in Mexico declined 7 percent, impacted by foreign exchange translation, as organic local-currency sales increased 10 percent. Canada was up 3 percent on both a total sales and organic local-currency sales basis. Brazil was up 18 percent, helped by foreign exchange translation and organic local-currency sales growth of 1 percent.

[SIMILAR ADDITIONAL DISCUSSION IS PROVIDED FOR THE REMAINING GEOGRAPHIC AREAS]

Appendix 2

Source – Pages 25 and 26 of 3M’s Current Report on Form 8-K dated May 4, 2017 that updates 3M’s 2016 Annual Report on Form 10-K

Year 2016 sales and operating income results:

Sales totaled $30.1 billion, a decrease of 0.5 percent from 2015. Organic local-currency sales declined 0.1 percent, with organic volumes declines of 0.8 percent largely offset by selling price increases of 0.7 percent. Acquisitions added 1.2 percent to sales, while divestitures reduced sales by 0.4 percent. Foreign currency translation reduced sales by 1.2 percent year-on-year.

From a business segment perspective:

Total sales growth is provided in the table that follows. Total sales increased 2.5 percent in Safety and Graphics, 2.1 percent in Health Care, 1.2 percent in Consumer, and 0.1 percent in Industrial, while sales declined 8.4 percent in Electronics and Energy. Organic local-currency sales increased 3.6 percent in Health Care, 2.1 percent in Safety and Graphics, and 1.8 percent in Consumer, while sales declined 0.1 percent in Industrial and 7.8 percent in Electronics and Energy. Refer to the sections entitled “Performance by Business Segment” for additional detail.

From a geographic area perspective:

Total sales increased 1.2 percent in the United States, and declined 1.1 percent in EMEA, 2.1 percent in Asia Pacific, and 2.7 percent in Latin America/Canada. Organic local-currency sales grew 3.7 percent in Latin America/Canada, 0.5 percent in the United States, 0.4 percent in EMEA, and declined 2.8 percent in Asia Pacific. Refer to the section entitled “Performance by Geographic Area” for additional detail.

[SIMILAR DISCUSSION WAS ADDED FOR YEAR 2015]

Appendix 3

Source – Page 51 of 3M’s Quarterly Report on Form 10-Q dated May 3, 2017

Sales and operating income by geographic area:

Percent change information compares the first quarter of 2017 with the same period last year, unless otherwise indicated. From a geographic perspective, any references to EMEA refer to Europe, Middle East and Africa on a combined basis.

	Three months ended March 31, 2017
			Europe,	Latin
	United	Asia	Middle East	America/	Other
	States	Pacific	& Africa	Canada	Unallocated	Worldwide
Net sales (millions)	$2,941	$2,433	$1,577	$736	$(2)	$7,685
% of worldwide sales	38.2%	31.7%	20.5%	9.6%	—	100.0%
Components of net sales change:
Volume — organic	1.7%	10.1%	3.7%	0.4%	—	4.5%
Price	(0.3)	—	0.3	1.9	—	0.1
Organic local-currency sales	1.4	10.1	4.0	2.3	—	4.6
Divestitures	(0.9)	(0.1)	(0.1)	(0.5)	—	(0.4)
Translation	—	(0.1)	(4.0)	4.3	—	(0.5)
Total sales change	0.5%	9.9%	(0.1)%	6.1%	—	3.7%

Total sales change: [ADDED]
Industrial	4.5%	7.2%	0.6%	3.8%	—	4.2%
Safety and Graphics	1.8%	5.3%	3.3%	4.8%	—	3.4%
Health Care	2.2%	6.9%	(3.8)%	13.1%	—	2.3%
Electronics and Energy	1.9%	17.2%	0.9%	2.3%	—	11.1%
Consumer	(4.8)%	8.7%	(3.9)%	8.5%	—	(0.7)%

Organic local-currency sales change:
Industrial	5.8%	7.9%	5.2%	0.4%	—	5.7%
Safety and Graphics	3.6%	5.9%	6.9%	2.0%	—	4.8%
Health Care	2.2%	7.0%	0.8%	7.8%	—	3.1%
Electronics and Energy	2.8%	17.4%	2.9%	(0.4)%	—	11.5%
Consumer	(4.8)%	6.8%	(0.4)%	2.4%	—	(1.2)%

Additional information beyond what is included in the preceding table is as follows:

•

In Asia Pacific, where 3M’s electronics and energy business is concentrated, sales benefited from strengthened demand across most market segments in consumer electronics. Total sales in Japan grew 15 percent and China/Hong Kong grew 9 percent. On an organic local-currency sales basis, both Japan and China/Hong Kong grew 13 percent.

•

In EMEA, Central/East Europe and Middle East/Africa total sales and organic local-currency sales grew 2 percent. West Europe total sales declined 1 percent, as organic local-currency sales growth of 5 percent was more than offset by foreign currency translation.

•

In Latin America/Canada, total sales declined 3 percent in Mexico, as organic local-currency sales growth of 8 percent was more than offset by foreign currency translation. In Canada, total sales grew 4 percent, helped by organic local-currency sales growth of 3 percent. In Brazil total sales growth of 20 percent was driven by foreign currency translation, as organic local-currency sales declined 3 percent.

Appendix 4

Source – Pages 48 (Net Debt), 49 (Working Capital, Accounts Receivable Turns, and Inventory Turns), and 54 (Free Cash Flow) of 3M’s Current Report on Form 8-K dated May 4, 2017 that updates 3M’s 2016 Annual Report on Form 10-K

Net Debt (non-GAAP measure):

Net debt is not defined under U.S. GAAP and may not be computed the same as similarly titled measures used by other companies. The Company defines net debt as total debt less the total of cash, cash equivalents and current and long-term marketable securities. 3M believes net debt is meaningful to investors as 3M considers net debt and its components to be important indicators of liquidity and financial position.

Balance Sheet:

3M’s strong balance sheet and liquidity provide the Company with significant flexibility to take advantage of numerous opportunities going forward. The Company will continue to invest in its operations to drive growth, including continual review of acquisition opportunities.

Various assets and liabilities, including cash and short-term debt, can fluctuate significantly from month to month depending on short-term liquidity needs. Working capital is not defined under U.S. generally accepted accounting principles and may not be computed the same as similarly titled measures used by other companies. The Company defines working capital as current assets minus current liabilities. Working capital totaled $5.507 billion at December 31, 2016, compared with $3.868 billion at December 31, 2015, an increase of $1.639 billion. Current asset balance changes increased working capital by $740 million, largely due to higher cash, cash equivalents, and marketable securities balances. Current liability balance changes increased working capital by $899 million, driven by lower short-term debt balances. 3M believes working capital is meaningful to investors as a measure of operational efficiency and short-term financial health.

Accounts receivable turns and inventory turns are not defined under U.S. generally accepted accounting principles and may not be computed the same as similarly titled measures used by other companies. 3M defines accounts receivable turns as quarterly net sales multiplied by 4 divided by ending accounts receivable – net, and defines inventory turns as quarterly manufacturing cost multiplied by 4 divided by ending inventory. 3M believes accounts receivable turns is meaningful to investors as a measure of how efficiently the Company manages credit and collects from its customers. For inventory turns calculation purposes, manufacturing cost is defined as cost of sales less freight and engineering costs. Freight and engineering cost totaled $160 million for the fourth quarter of 2016, and $159 million for the fourth quarter of 2015. 3M believes inventory turns is meaningful to investors as a measure of how quickly inventory is sold.

Free Cash Flow (non-GAAP measure):

Free cash flow and free cash flow conversion are not defined under U.S. generally accepted accounting principles (GAAP). Therefore, they should not be considered a substitute for income or cash flow data prepared in accordance with U.S. GAAP and may not be comparable to similarly titled measures used by other companies. The Company defines free cash flow as net cash provided by operating activities less purchases of property, plant and equipment. It should not be inferred that the entire free cash flow amount is available for discretionary expenditures. The Company defines free cash flow conversion as free cash flow divided by net income attributable to 3M. The Company believes free cash flow and free cash flow conversion are meaningful to investors as they are useful measures of performance and the Company uses these measures as an indication of the strength of the company and its ability to generate cash.

Appendix 5

Source – Pages 63 (Net Debt and Working Capital), 64 (Accounts Receivable Turns and Inventory Turns), and 66 (Free Cash Flow) of 3M’s Quarterly Report on Form 10-Q dated May 3, 2017

Net Debt (non-GAAP measure):

Net debt is not defined under U.S. GAAP and may not be computed the same as similarly titled measures used by other companies. The Company defines net debt as total debt less the total of cash, cash equivalents and current and long-term marketable securities. 3M believes net debt is meaningful to investors as 3M considers net debt and its components to be important indicators of liquidity and financial position.

Working capital (non-GAAP measure):

Various assets and liabilities, including cash and short-term debt, can fluctuate significantly from month to month depending on short-term liquidity needs. Working capital is not defined under U.S. generally accepted accounting principles and may not be computed the same as similarly titled measures used by other companies. The Company defines working capital as current assets minus current liabilities. Working capital increased $399 million compared with December 31, 2016. Current asset balance changes increased working capital by $175 million, driven by increases in accounts receivable, and inventories (discussed further below), partially offset by decreases in cash, cash equivalents, and marketable securities. Current liability balance changes increased working capital by $224 million, largely due to decreases in accounts payable and accrued payroll, partially offset by increases in accrued income taxes. 3M believes working capital is meaningful to investors as a measure of operational efficiency and short-term financial health.

Accounts receivable and inventory turns (non-GAAP measures):

Accounts receivable and inventory turns are not defined under U.S. generally accepted accounting principles and may not be computed the same as similarly titled measures used by other companies. 3M defines accounts receivable turns as quarterly net sales multiplied by 4 divided by ending accounts receivable – net, and defines inventory turns as quarterly manufacturing cost multiplied by 4 divided by ending inventory. 3M believes accounts receivable turns is meaningful to investors as a measure of how efficiently the Company manages credit and collects from its customers. For inventory turns calculation purposes, manufacturing cost is defined as cost of sales less freight and engineering costs. 3M believes inventory turns is meaningful to investors as a measure of how quickly inventory is sold. Details of these calculations follow.

Free Cash Flow (non-GAAP measure):

Free cash flow and free cash flow conversion are not defined under U.S. generally accepted accounting principles (GAAP). Therefore, they should not be considered a substitute for income or cash flow data prepared in accordance with U.S. GAAP and may not be comparable to similarly titled measures used by other companies. The Company defines free cash flow as net cash provided by operating activities less purchases of property, plant and equipment. It should not be inferred that the entire free cash flow amount is available for discretionary expenditures. The Company defines free cash flow conversion as free cash flow divided by net income attributable to 3M. The Company believes free cash flow and free cash flow conversion are meaningful to investors as they are useful measures of performance and the Company uses these measures as an indication of the strength of the company and its ability to generate cash. The first quarter of each year is typically 3M’s seasonal low for free cash flow and free cash flow conversion.